SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telvent Canada credit agreement with LaSalle Business Credit
     On April 19, 2007, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into an agreement to amend its credit agreement dated May 2, 2003 with LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch. The credit agreement was amended to reduce the amount available under Facility A to $3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement is described in our Form 20-F filed March 30, 2007.
Telvent Traffic North America credit agreement with LaSalle Bank National Association
     On April 24, 2007, our subsidiary Telvent Traffic North America Inc. (“Telvent Traffic”) entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of $25 million. The credit agreement is described in our Form 20-F filed March 30, 2007.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 27, 2007

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4.1	Credit Agreement Amendment (Availability Amendments), dated April 19, 2007, between Telvent Canada Ltd. And LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch
4.2	Second Amendment to Credit Agreement, dated April 24, 2007, between LaSalle Bank National Association and Telvent Traffic North America Inc.

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